Exhibit 99.5

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 096 470 692,50 € 542 051 180 R.C.S. Nanterre

total.com

Results of the option to receive

the second quarter 2015 interim dividend in shares

Paris, January 12, 2016 - The Board of Directors of Total met on December 16, 2015, and declared a second quarter 2015 interim dividend of €0.61 per share and offered, under the conditions set by the fourth resolution at the Ordinary General Meeting of May 29, 2015, the option for shareholders to receive the second quarter 2015 interim dividend in cash or in new shares of the Company.

The period for exercising the option ran from December 21, 2015 to January 6, 2016. At the end of the option period, 38% of rights were exercised in favor of receiving the payment for the second quarter 2015 interim dividend in shares.

13,945,709 new shares will be issued, representing 0.57% of the Company’s share capital on the basis of the share capital of December 31, 2015. The share price for the new shares to be issued as payment of the second quarter 2015 interim dividend was set at €39.77 on December 16, 2015.

The settlement and delivery of the new shares as well as their admission to trading on the Euronext Paris will occur on January 14, 2016. The shares will carry immediate dividend rights and will be fully assimilated with existing shares already listed.

The total remaining cash dividend to be paid to shareholders who did not elect to receive the second quarter 2015 interim dividend in shares amounts to 918 million euros and the date for the payment in cash is set for January 14, 2016.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary Note

This news release is provided for information purposes only and does not constitute an offer to purchase securities. This news release and any other document relating to payment of dividends in shares may only be published outside of France in conformity with applicable local laws and regulations and shall not constitute an offer for securities in jurisdictions where such an offer would violate applicable local law. The option to receive the second quarter 2015 interim dividend in shares is not open to shareholders residing in any jurisdiction where such option would give rise to a registration requirement or require the granting of any authorization from local securities regulators; shareholders residing outside of France are required to inform themselves of any restrictions which may apply under their local law and comply with such restrictions. Shareholders must inform themselves of the conditions and consequences of the exercise of such option, which may be applicable under local law. In making their decision to receive the dividend in shares, shareholders must consider the risks associated with an investment in shares.